HEI Exhibit 11

Hawaiian Electric Industries, Inc.

COMPUTATION OF EARNINGS PER SHARE

OF COMMON STOCK

Years ended December 31, 2009, 2008, 2007, 2006 and 2005

(in thousands, except per share amounts)	2009	2008	2007	2006	2005
Net income (loss)
Continuing operations	$83,011	$90,278	$84,779	$108,001	$127,444
Discontinued operations	—	—	—	—	(755)

	$83,011	$90,278	$84,779	$108,001	$126,689

Weighted-average number of common shares outstanding	91,396	84,631	82,215	81,145	80,828

Adjusted weighted-average number of common shares outstanding	91,516	84,720	82,419	81,373	81,200

Basic earnings (loss) per common share
Continuing operations	$0.91	$1.07	$1.03	$1.33	$1.58
Discontinued operations	—	—	—	—	(0.01)

	$0.91	$1.07	$1.03	$1.33	$1.57

Diluted earnings (loss) per common share
Continuing operations	$0.91	$1.07	$1.03	$1.33	$1.57
Discontinued operations	—	—	—	—	(0.01)

	$0.91	$1.07	$1.03	$1.33	$1.56